FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

12 Concorde Place, 5th Floor

Toronto, Ontario

Canada M3C 3R8

(416) 448-5800

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.

Form 6-K

Month of October 2007

The following information filed with this Form 6-K is incorporated by reference in Celestica’s registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission unless otherwise indicated:

•                  Managements Discussion and Analysis of Financial Condition and Results of Operations for the Third Quarter 2007, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

•                  Press Release, dated October 25, 2007, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, including Celestica Inc.'s third quarter 2007 consolidated financial information.

•                  Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.3 but is not incorporated herein by reference.

•                  Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.4 but is not incorporated herein by reference.

•                  Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the text of which is attached hereto as exhibit 99.5 but is not incorporated herein by reference.

Exhibits

99.1 - Management Discussion and Analysis of Financial Conditions and Results of Operations for the Third Quarter 2007

99.2 - Press Release, dated October 25, 2007

99.3 - Certification of Chief Executive Officer

99.4 - Certification of Chief Financial Officer

99.5 - Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: October 29, 2007	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal Officer

EXHIBIT INDEX

99.1 - Management Discussion and Analysis of Financial Conditions and Results of Operations for the Third Quarter 2007

99.2 - Press Release, dated October 25, 2007

99.3 - Certification of Chief Executive Officer

99.4 - Certification of Chief Financial Officer

99.5 - Certification required by Section 906 of the Sarbanes-Oxley Act of 2002